

GREAT QUEST METALS LTD.

082-03116

SUPPL

RECEIVED 2006 JUL 13 P 2:53 OFFICE OF INTERNATIONAL CORPORATE FINANCE

15, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

June 30, 2006

Great Quest Has Commenced an Exploration Survey in the Bourdala Area, a Site of Extensive Orpaillage

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is pleased to announce that an IP survey, as well as geological mapping and sampling programs are currently in progress on the Bourdala concessions in western Mali, West Africa. The IP survey will test known gold mineralization in the TD, Bourdala Sud Ouest and possibly the Nanike Sodjigui areas to trace the extension of zones intersected in drilling. In the Bourdala Sud Ouest area, Drill Hole 06-BR intersected 10 m of 3.92 g/t gold and 5 m of 8.63 g/t gold, while in the TD area, Drill Hole 02-TD, intersected 5.5 m of 2.91 g/t gold and 7.0 m of 4.24 g/t gold. Both holes were part of the Company's 2003 drill program.

The TD concession has been a center of women's orpaillage, or hand mining, over the last few months where over 1,500 women from the surrounding area have been mining gold in both alluvium, or stream deposited sediments, and eluvium, or highly weathered rock. The gold recovered ranges in size from fine to nuggets over 100 grams. The women do not dig pits, but they do work the upper 2 m of material over a selected area. The area affected by this activity measures up to 80 m wide and 300 m long. This area will be mapped, taking advantage of the new information that is available from the result of the orpaillage. Other areas to be mapped include parts of the Damba Massa, Blandinssou and Soumala concessions.

The Bourdala concessions occur about 46 km southeast of the Sadiola gold mine and within a 25 by 200 km belt where 5 gold deposits (4 mines) occur and, so far, over 30 million ounces of gold have been discovered. The recent, gold discovery by Etruscan Resources is located approximately 30 km northwest of the Bourdala concessions. Carl Verley (P. Geol.), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"
Willis W. Osborne
President

dlw 7/14

For additional information please contact:

	Investor Relations:			
12g3-2(b) Exemption #82-3116	Great Quest Metals Ltd.		Ascenta Capital Partners Inc.	
Standard & Poor's Listed	George Butterworth:	604-689-2882	Jamie Mathers:	604-684-4743, ext 36
Trading Symbol: GQ	Toll Free:	877-325-3838	Toll Free:	866-684-4209